UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of July 23, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Buyback of shares

Oslo (2003-07-23): Norsk Hydro ASA has on 22 July 2003 purchased 82,500 own shares at an average price of NOK 349.14 per share. After this transaction, Hydro holds 8,482,850 own shares.

The transaction is part of a buyback programme that was approved by Hydro's Annual General Meeting on 7 May 2003. This buyback programme opens for buyback of up to 2,808,810 shares in the market, and is valid for 18 months. The shares will subsequently be sought cancelled.

Hydro's largest shareholder, the Norwegian State, has committed to participate by cancelling a proportional part of its shares, leaving the State's 43.82 per cent ownership unchanged. The compensation to the State will be equal to the price achieved in the market, plus an interest of NIBOR + 1 per cent, calculated from the dates of acquisition of the corresponding shares.

In total, up to 5 million shares may be cancelled, equivalent to 1.9 per cent of the outstanding shares. The decision on cancellation must be made with a majority vote of 2/3 of the shares represented at the General Meeting.

Any further buyback transactions under this programme will be disclosed at Oslo Stock Exchange.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President, Corporate Accounting and Consolidation

July 23, 2003